PRESS RELEASE
                          EXHIBIT 99(e)

FOR IMMEDIATE RELEASE
FRIDAY
DECEMBER 13, 1996

CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         (501) 688-8229


                   TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - December 13, 1996 - TCBY ENTERPRISES,INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on January 15, 1997 to shareholders of record as of December 30, 1996.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

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